As filed with the Securities and Exchange Commission on March 20, 2017

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

The Zweig Fund, Inc.

(Name of Subject Company [Issuer])

The Zweig Fund, Inc.

(Name of Filing Persons)

Common Stock, Par Value $0.10 Per Share

(Title of Class of Securities)

989834205

(CUSIP Number of Class of Securities)

101 Munson Street
Greenfield, MA 01301-9683

(Address of Principal Executive Office)

Telephone Number, Including Area Code: (800) 272-2700

William Renahan, Esq.

Vice President, Chief Legal Officer &

Secretary for the Registrant
100 Pearl Street
Hartford, CT 06103-4506

(Name and Address of Agent for Service)

Copy to:

Christopher P. Harvey, Esq.

Dechert LLP
One International Place
40th Floor 100 Oliver Street

Boston, MA 02110

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Calculation of Filing Fee

Transaction Valuation*	Amount Of Filing Fee
Not Applicable	Not Applicable

*	No filing fee is required because this filing includes only preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable
Form or Registration No.:	Not Applicable	Date Filed:	Not Applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

NEWS RELEASE

FOR IMMEDIATE RELEASE

ZWEIG FUND ANNOUNCES

CONDITIONS MET FOR THIRD TENDER OFFER

HARTFORD, CT, March 20, 2017 — The Zweig Fund, Inc. (NYSE: ZF) today announced that it will commence a tender offer to purchase up to 5 percent of its outstanding shares under the terms of a tender offer program that was originally announced on April 5, 2016.

The fund will purchase up to 5 percent of its outstanding shares at a price equal to 98 percent of its net asset value (NAV) per share as of the close of regular trading on the New York Stock Exchange on the date the tender offer expires. If more than 5 percent of the fund’s outstanding shares are tendered, the fund will purchase shares from tendering stockholders on a pro-rata basis.

This tender offer follows tender offers that were completed in May and December 2016 for 15 percent and 5 percent, respectively, of the fund’s then outstanding shares. The fund had previously announced it would commence the current tender offer within six months after the completion of the December tender if the fund’s average trading discount, calculated as the percentage difference between NAV and the volume-weighted average price on each trading day, was more than 8 percent for a specified 12-week period. That condition was met as of March 17, 2017.

The tender offer is being made on the terms and subject to the conditions set forth in the Issuer Tender Offer Statement and related Letter of Transmittal that will be filed with the

Virtus Investment Advisers | 101 Munson Street | Greenfield, MA 01301

The Zweig Fund - 2

Securities and Exchange Commission. The tender offer is expected to commence on May 26, 2017 and terminate at 11:59 p.m. (Eastern) on June 23, 2017, unless extended. The pricing date will also be June 23, 2017, unless the tender offer is extended.

Further information about the tender offer will be announced by a future press release. Additional terms and conditions of the tender offer will be set forth in the fund’s offering materials. This announcement is not a recommendation, an offer to purchase, or a solicitation of an offer to sell shares of the fund. The fund has not yet commenced the tender offer described in this release. Any tender offer will be made only by an offer to purchase, a related letter of transmittal, and other documents that will be filed with the Securities and Exchange Commission (SEC) as exhibits to a tender offer statement on Schedule TO and will be available free of charge at the SEC’s website at www.sec.gov. Shareholders should read the offer to purchase and tender offer statement on Schedule TO and related exhibits when those documents are filed and become available as they will contain important information about the tender offer. The fund will also make available, without charge, the offer to purchase and the letter of transmittal.

About the Fund

The Zweig Fund is a diversified closed-end fund whose investment objective is capital appreciation, with current income as a secondary objective. Virtus Investment Advisers is the adviser to the fund and Duff & Phelps Investment Management and Newfleet Asset Management are subadvisers. The fund currently targets an allocation of 60 percent equities, incorporating Duff & Phelps’ global investments in owners/operators of infrastructure in the communications, utility, energy, and transportation industries, and 40 percent fixed income, utilizing Newfleet’s multi-sector strategy that is designed to capitalize on opportunities across undervalued areas of the fixed income markets. The fund also pursues an options income strategy whereby it purchases and sells out-of-the money puts and calls, creating an options spread.

Effective April 3, Virtus Total Return Fund (NYSE: DCA) will merge into The Zweig Fund and The Zweig Fund will change its name to Virtus Total Return Fund Inc. in connection with the merger. It will retain the “ZF” ticker symbol. Virtus Investment Advisers will remain as the adviser to the fund and Duff & Phelps Investment Management and Newfleet Asset Management will remain as subadvisers.

For more information about the fund, contact Shareholder Services at (866) 270-7788, by email at closedendfunds@virtus.com, or through the closed end fund section on the web at www.virtus.com.

Virtus Investment Advisers | 101 Munson Street | Greenfield, MA 01301

The Zweig Fund - 3

Fund Risks

An investment in a fund is subject to risk, including the risk of possible loss of principal. A fund’s shares may be worth less upon their sale than what an investor paid for them. Shares of closed-end funds may trade at a discount to their net asset value.

Forward-Looking Information

This press release contains statements that are, or may be considered to be, forward-looking statements. All statements that are not historical facts, including statements about beliefs or expectations, are “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements may be identified by such forward-looking terminology as “expect,” “estimate,” “plan,” “intend,” “believe,” “anticipate,” “may,” “will,” “should,” “could,” “continue,” “project,” or similar statements or variations of such terms. Forward-looking statements are based on a series of expectations, assumptions, and projections; are not guarantees of future results or performance; and may involve risks and uncertainty. All forward-looking statements are as of the date of this release only; the fund undertakes no obligation to update or review any forward-looking statements. The fund can give no assurance that such expectations or forward-looking statements will prove to be correct. Actual results may differ materially. You are urged to carefully consider all such factors.

# # #

For Further Information:	Media Relations:
Shareholder Services (866) 270-7788 closedendfunds@virtus.com	Joe Fazzino Virtus Investment Partners 860-263-4725	Jacob Green Kwittken & Co. 646-747-7145

Virtus Investment Advisers | 101 Munson Street | Greenfield, MA 01301